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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36397

Weibo Corporation
(Registrant's Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT INDEX

Exhibit 99.1—Unaudited Interim Condensed Consolidated Financial Statements
Exhibit 99.2—Management's Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3—Press Release regarding Selected Results for the Quarter Ended September 30, 2017
Exhibit 99.4—Press Release regarding launching of the Proposed Offering of Convertible Senior Notes
Exhibit 101.INS—XBRL Instance Document
Exhibit 101.SCH—XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL—XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF—XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB—XBRL Taxonomy Extension Labels Linkbase Document
Exhibit 101.PRE—XBRL Taxonomy Extension Presentation Linkbase Document

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION
Date: October 24, 2017	By:	/s/ FEI CAO Fei Cao Vice President, Finance

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EXHIBIT INDEX
SIGNATURES